

July 29, 2013

Via E-mail
Mr. Stephen C. Richter
Executive Vice President and Chief Financial Officer
Weingarten Realty Investors
2600 Citadel Plaza Drive
P.O. Box 924133
Houston, TX 77292

      Re: **Weingarten Realty Investors**
                 Form 10-K for the year ended December 31, 2012
                 Filed February 25, 2013
                 File No. 1-09876

Dear Mr. Richter:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Daniel L. Gordon

                             Daniel L. Gordon
                             Branch Chief